 SEC Form 5
FORM 5 [X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Daniels, Gerald E. (Last) (First) (Middle) 100 N. Riverside Plaza M/C 5003-1001 (Street) Chicago, IL 60606 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Boeing Company BA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 31, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common	03/25/2002	G	535.00 | D |	1,649.00	D
Common	02/25/2002	A	1,853.00 | A |	7,195.20	I	Career Shares
Common				7,916.27	I	Boeing 401(k) Plan
Common				119.00	I	By PAYSOP

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Daniels, Gerald E. - December 31, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
2002 Performance Shares	$0.000	02/25/2002	A	(A) 41,683.00		Common - 41,683.00		42,253.89	D
Boeing Stock Units (1)	$0.000	02/26/2002	I	(D) 2,247.46	(1) |	Common - 2,247.46			D
Boeing Stock Units (1)	$0.000	03/08/2002	A	(A) 3,109.11	(1) |	Common - 3,109.11		9,210.55	D
Deferred Compensation Units	$0.000	02/26/2002	I	(A) 2,247.46		Common - 0.00			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.000	02/26/2002	A	(A) 561.87		Common - 0.00		32,034.56	I	Deferred Compensation Stock Program

Explanation of Responses :
See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ James C. Johnson, POA 01/23/2003 ** Signature of Reporting Person Date Gerald E. Daniels Page 2 SEC 2270 (3-99)

Daniels, Gerald E. - December 31, 2002
Form 5 (continued)
FOOTNOTE Descriptions for The Boeing Company BA

Form 5 - December 31, 2002

Gerald E. Daniels
100 N. Riverside Plaza
M/C 5003-1001
Chicago, IL 60606
Explanation of responses:

(1)   Phantom stock units allocated to the reporting persons Boeing Stock Unit (BSUs) account under the Incentive Compensation Plan. BSUs vest and are payable in cash or stock three years after the award.

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